金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

GOLD PEAK

February 4, 2005

Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549
U.S.A.

EXEMPTION # 82-3604

Dear Sirs,

Gold Peak Industries (Holdings) Limited

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – GP Industries Ltd SGD200,000,000 Medium Term Note Programme Quarterly Report for the period ended December 31, 2004	January 24, 2005
Form D2B – Notification of Change of Particulars of Secretary and Director	February 1, 2005
Announcement of 2004 Twelve-Month Results of CIH Limited (for the twelve months ended December 31, 2004)	February 1, 2005
Announcement of 2004/2005 Nine-Month Results of GP Industries Limited (For the nine months ended December 31, 2004)	February 2, 2005
Overseas Regulatory Announcement – Interested Person Transactions of GP Industries Limited	February 2, 2005

Thank you for your attention.

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com


GOLD
PEAK
1964-2004


GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

24 January 2005

HSBC Trustee (Singapore) Limited
21 Collyer Quay #18-00
HSBC Building
Singapore 049320

Attn: Ms Lim Wan Peng
Executive Director, Client Services

Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Mr James Kho

Dear Sirs,

GP Industries Limited
SGD200,000,000 Medium Term Note Programme (the "Programme")
Quarterly Report for the period ended 31 December 2004

Pursuant to the Trust Deed dated 11 April 2001 (the "Trust Deed"), GP Industries Limited, the Issuer, hereby confirms that for the quarterly period ended 31 December 2004:

(a) the limitation on the amount that the Issuer may borrow as provided in the Trust Deed have not been exceeded;

(b) the Issuer have observed and performed all the covenants and obligations binding on it by or pursuant to the Trust Deed or the Notes issued pursuant to the Programme (the "Notes");

(c) no event has happened which has caused or could cause the Notes to become due and repayable;

(d) no material trading or capital loss has been sustained by the Issuer;

(e) no circumstances materially affecting the Group (as defined in the Trust Deed) have occurred which adversely affect the Notes;

(f) no contingent liabilities have been incurred by the Issuer and no contingent liability has matured or is likely to mature within the succeeding 12 months which will materially affect the Issuer in its ability to repay the Notes;

CR

公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

RECEIVED FEB -8 A 9:5

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

54055

1 公司名稱 Company Name

Gold Peak Industries (Holdings) Limited

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 **Name in Chinese**: 陳志聰

英文姓名 **Name in English**

Chan	Chi Chung
姓氏 Surname	名字 Other Names

(註 Note 7) 身份證明 **Identification**

D060687(2)	
香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name: Gold Peak Industries (Holdings) Limited

地址 Address: 8th Floor, Gold Peak Building,
30 Kwai Wing Road, Kwai Chung,
N.T.

電話 Tel: 24271133 傳真 Fax: 24891879

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**


收件日期 RECEIVED
01 -02- 2005
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

(g) there has been no change in any accounting method or methods of valuation of assets or liabilities of the Issuer;

(h) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer misleading or inappropriate;

(i) no substantial change has taken place in the nature of the business of the Issuer since the first issue of the Notes; and

(j) (aa) During the three months ended 31 December 2004, the Issuer has not deposited money with or lent money to or assumed any liability of a corporation which pursuant to Section 6 of the Companies Act is deemed to be related to the Issuer (the "related corporations").

(bb) As at 31 December 2004, the total amounts owing by the related corporations to the Issuer in respect of the money deposited or loaned is S$23,518,000 equivalent (unsecured), being loans to the Subsidiaries (as defined in the Trust Deed) of the Issuer.

Yours faithfully,

For and on behalf of
GP Industries Limited

Leung Pak Chuen
Director

Wong Wai Kan
Director

表格 Form **D2B**

公司編號 Company Number

54055

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

(a) 中文姓名 **Name in Chinese**

	日 DD	月 MM	年 YYYY

(b) 英文姓名 **Name in English**

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY

(註 Note 9) (c) 別名 **Alias**

	日 DD	月 MM	年 YYYY

(註 Note 10) (d) 住址 **Residential Address**

Address	國家 Country	日 DD	月 MM	年 YYYY
Flat 01, 16/F, Block A, Villa Lotto, No. 18 Broadwood Road, Hong Kong		01	02	2005

(註 Note 11) (e) 電郵地址 **E-mail Address**

	日 DD	月 MM	年 YYYY

(f) 香港身份證號碼 **Hong Kong Identity Card Number**

	日 DD	月 MM	年 YYYY

(g) 海外護照 **Overseas Passport**

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: 54055

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 12) 中文名稱 **Name in Chinese**:

(註 Note 12) 英文名稱 **Name in English**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

*請只填報有更改的項目 **Please complete item(s) with change(s) only*** — 生效日期 **Effective Date**

(a) 中文及英文名稱 **Name in Chinese and English**

日 DD 月 MM 年 YYYY

(註 Note 13) **(d)** 地址 **Address**

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) **(c)** 電郵地址 **E-mail Address**

日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

This Notification includes 0 **Continuation Sheet(s) A and** 0 **Continuation Sheet(s) B.**

簽署 Signed： [signature]

姓名 Name： Wong Man Kit

~~董事 Director~~／秘書 Secretary *

日期 Date： 01 / 02 / 2005
日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

The Standard February 2, 2005

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)


GOLD
PEAK

Announcement of 2004 Twelve-Month Results of CIH Limited
(For the twelve months ended December 31, 2004)

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of CIHL, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for twelve months ended December 31, 2004. CIHL's turnover decreased by 31.7% to *S$129.3 million and it recorded a loss of S$4.1 million for the period ended December 31, 2004.*

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of CIH Limited ("CIHL", and together with its subsidiaries, "CIHL Group") for the twelve months ended December 31, 2004. CIHL is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

UNAUDITED CONSOLIDATED RESULTS OF CIH LIMITED FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004

	2004		2003	
	S$'000	*HK$'000 (Note)*	*S$'000*	*HK$'000 (Note)*
Turnover	129,269	594,637	189,274	858,377
Cost of sales	(90,127)	(414,584)	(127,662)	(578,960)
Gross profit	39,142	180,053	61,612	279,417
Other operating income	13,479	62,003	8,756	39,709
Distribution expenses	(28,420)	(130,732)	(34,284)	(155,481)
Administrative expenses	(22,730)	(104,558)	(28,195)	(127,867)
Exchange gain	2,439	11,219	1,565	7,097
Other operating expenses	(1,305)	(6,003)	(4,020)	(18,231)
Profit from operations	2,605	11,982	5,434	24,644
Finance costs	(4,204)	(19,338)	(6,720)	(30,476)
Share of results of associates	(453)	(2,084)	16,540	75,011
Exceptional items	1	5	107,383	489,260
(Loss)/Profit before taxation	(2,051)	(9,435)	123,137	558,439
Taxation	(1,286)	(5,916)	(12,601)	(57,147)
(Loss)/Profit after taxation	(3,337)	(15,351)	110,536	501,292
Minority interests	(747)	(3,436)	(1,508)	(6,839)
Net (loss)/profit	(4,084)	(18,787)	109,028	494,453
	S cents	*HK cents*	*S cents*	*HK cents*
(Loss)/Earnings per share	(3.28)	(15.09)	90.1	408.6

Note:-

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

BUSINESS REVIEW

For the fourth quarter of the year 2004, Clipsal Asia Holdings Limited ("CAHL"), the 50:50 joint venture with Schneider Electric SA recorded an increase in turnover by approximately 11% as compared with the corresponding quarter in 2003. The sales growth was due to increased building activities in Asia and the Middle East with the improvement in business sentiment. However, as only 50% of CAHL's turnover has been taken up by CIHL Group using proportionate consolidation, the reported turnover for the fourth quarter decreased by 41.1% to S$31.3 million compared with that of the corresponding quarter in 2003.

The rising costs of raw materials and disposal of slow-moving products have caused a reduction in the gross margin. Despite this, an operating profit before the share of results of associated companies was recorded for the fourth quarter which was mainly attributable to an unrealized exchange gain of approximately S$4.9 million on receivables denominated in Australian dollars which strengthened against the Singapore dollar at the close of the fourth quarter.

In China, the austerity measures implemented by the Chinese government since the second quarter of 2004 to cool down the excessive investment in certain industries has hindered the growth of the building sector with the tightening of credit and fewer government approved mega projects. As a result, competition became even stiffer. The efforts of CAHL sales staff have resulted in strong growth in sales in the electronic control and data-communication products. In Hong Kong, the improvement in sales continued due to a booming residential market and an increased activity in the development and renovation of hotels and service apartments.

Competition in the other Asian markets remained intense but CAHL's performances in these markets improved except those in Singapore and Vietnam. During the fourth quarter, all the operations in Singapore including electronic control and datacommunication have been streamlined and integrated.

In the Middle East, strong sales growth was achieved. The new manufacturing facility in Sharjah continued to expand with the installation and commissioning of new injection and extrusion equipment.

In the light fittings business, the Pierlite and GP brands light fitting products promoted at roadshows in November 2004 in the major cities in China including Tianjin, Shenyang, Shanghai, Hangzhou, Changsha and Xiamen have received positive response. Aggressive efforts are targeted to cost down our existing light fitting products and strengthened the sales and product development teams.

In the fourth quarter, a profit of S$0.97 million from share of results of associated companies was recorded against a profit of S$7.9 million in the corresponding quarter in 2003. This was mainly due to the disposal of CIHL Group's entire 52.4% interest and 39.8% interest in Gerard Industries Pty Ltd in Australia and Lovato SpA in Italy respectively at the end of the year 2003. Consequently, the taxation charge for the fourth quarter reported on was substantially lower.

PROSPECTS

The business environment in most of CIHL's markets is expected to improve but price competition will remain very keen. In China, the measures undertaken by the Government to rein in an overheated economy have slowed down the rapid growth of the building industry. However, stable and moderate growth in the building sector in China is expected with very stiff competition.

CAHL will focus on productivity improvement and cost control to counter the rising raw material prices. The re-location, streamlining and integration of CAHL's manufacturing facilities from Dongguan to Huizhou in China and Johor Bahru to Shah Alam in Malaysia to enhance *productivity and efficiency will be completed during the first* quarter of 2005. The introduction of the new C-Concept range of wiring accessories in Thailand, Taiwan and Philippines markets will provide a better momentum to grow CAHL's businesses in these markets. CAHL is expanding its research and development team in order to shorten the time-to-market in introducing new ranges of wiring accessories products.

CIHL Group will continue to invest and grow its light fittings business with particular focus on Light Emitting Diode ("LED") light fitting products. The green lighting concept using LED with long life and energy saving features is the growing trend in the China market. A new factory together with a product development centre will be set up during the first quarter of 2005 in Shanghai, China. This will greatly improve the cycle time to supply customized products to projects. Efforts will also be concentrated to aggressively promote the GP brand name, expand the product ranges and set up new sales offices to expand the distribution network.

In other corporate activities, CIHL Group will continue to rationalize its existing investments and explore new investment opportunities.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. John Lo Siew Kiong, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, February 1, 2005

www.goldpeak.com

40 GOLD PEAK

SCMP February 3, 2005

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK



Announcement of 2004/2005 Nine-Month Results of GP Industries Limited (For the nine months ended December 31, 2004)

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited is pleased to announce the unaudited consolidated results of GP Industries, a subsidiary of the Company and listed on the Singapore Exchange Securities Trading Limited, for the nine months ended December 31, 2004. GP Industries' turnover increased by 42.5% over the corresponding period last year to S$403.5 million. Net profit decreased by 11% to S$32.9 million.

Pursuant to Paragraph 13.09(2) of the Listing Rules, the Board of Directors of Gold Peak Industries (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated results of GP Industries Limited ("GP Industries", and together with its subsidiaries, "GP Industries Group"), for the nine months ended December 31, 2004. GP Industries is a subsidiary of the Company and is listed on the Singapore Exchange Securities Trading Limited.

UNAUDITED CONSOLIDATED RESULTS OF GP INDUSTRIES LIMITED FOR THE NINE MONTHS ENDED DECEMBER 31, 2004

	2004/2005		2003/2004	
	S$'000	HK$'000 (Note)	S$'000	HK$'000 (Note)
Turnover	403,532	1,858,144	283,217	1,261,562
Cost of Sales	(310,053)	(1,427,701)	(226,177)	(1,007,483)
Gross Profit	93,479	430,443	57,040	254,079
Other Operating Income	15,618	71,916	3,554	15,831
Distribution Costs	(46,496)	(214,100)	(20,798)	(92,643)
Administrative Expenses	(46,298)	(213,188)	(25,478)	(113,489)
Exchange Gain	5,293	24,373	759	3,381
Other Operating Expenses	(1,411)	(6,497)	(1,182)	(5,265)
Profit from Operations	20,185	92,947	13,895	61,894
Finance Costs	(7,333)	(33,766)	(4,628)	(20,615)
Share of Results of Associates	20,949	96,464	43,549	193,985
Exceptional Items	10,126	46,627	(3,530)	(15,724)
Profit before Taxation	43,927	202,272	49,286	219,540
Taxation	(9,813)	(45,186)	(11,432)	(50,923)
Profit after Taxation	34,114	157,086	37,854	168,617
Minority Interests	(1,258)	(5,793)	(903)	(4,022)
Net Profit	32,856	151,293	36,951	164,595
	S cents	HK cents	S cents	HK cents
Earnings per share	7.18	33.06	8.19	36.48

Note:–

The Hong Kong dollar equivalents as shown above for illustrative purposes are converted at the average exchange rates for the respective periods.

REVIEW OF RESULTS

Sales for the nine-month period increased to S$403.5 million, which was 42.5% over the corresponding period last year. The Electronics Business reported an 11% sales growth. Consolidation of CIHL also contributed S$89 million to the sales growth. Despite the net exceptional gain recorded in the third quarter ended December 31, 2004 ("Q3"), profit attributable to shareholders decreased by S$4.1 million to S$32.9 million compared to the corresponding period last year. This was due mainly to a decrease in the share of net profit of GP Batteries by S$17.9 million to S$1.0 million compared to the nine months ended December 31 ("YTD") period last year.

Basic earnings per share for the YTD period, based on the weighted average number of 457,401,523 shares in issue (2003: 451,093,924 shares), decreased from 8.19 Singapore cents to 7.18 Singapore cents.

BUSINESS REVIEW

Electronics Business

The Electronics Business continued to perform well with a sales growth of 7% in Q3 and 11% in the YTD period over the respective corresponding period last year. Sales of electronics products increased by 7% in Q3 and by 15% in the YTD period, mainly from increased sales in professional and commercial electronics products. Profit contribution from components associated companies also grew by 20% in Q3 and by over 40% in the YTD period. As a result, the operating profit before interest, taxation and exceptional items from the electronics and components business increased by 9% for Q3 and by over 40% for the YTD period.

Sales from the wire harness business rose by 16% in Q3 and by 14% in the YTD period with steady profit contribution. Demand from automotive manufacturers in Japan remained steady. Demand from customers in the United States continued to grow strongly. However, the financial austerity programme in China continued to affect the demand for automobiles and reduced the profit contribution from GP Industries Group's associated companies in the wire harness business.

The cable business continued to perform well and year-to-date sales increased by 24% over the same period last year. Profit contribution also improved by over 50% for the same period over last year despite rising material costs.

Sales from the loudspeaker business continued to be steady. Sales of branded speakers increased by 4% in the YTD period. Profit contribution, however, decreased due to higher distribution costs incurred in promoting new products.

CIHL

For the quarter ended December 31, 2004, CIHL's 50:50 joint venture with Schneider Electric SA, Clipsal Asia Holdings Limited ("CAHL"), recorded an increase in turnover by approximately 11% as compared with the corresponding quarter in 2003. The sales growth was due to increased building activities in Asia and the Middle East with improved business sentiments. However, as only 50% of the turnover from CAHL has been taken up by CIHL using proportionate consolidation, CIHL's turnover decreased by 41.1% to S$31.3 million compared with that of the corresponding quarter in 2003.

Rising costs of raw materials and disposal of slow-moving products had reduced gross margin. An unrealized exchange gain of approximately S$4.9 million was recorded on receivables denominated in Australian dollar which strengthened against the Singapore dollar at the close of this quarter.

In China, the government's austerity measures made competition more severe. In Hong Kong, sales continued to improve due to a booming residential market and an increased activity in the development and renovation of hotels and service apartments. Competition in other Asian markets remained intense but performances in these markets improved, except those in Singapore and Vietnam. In the Middle East, strong sales growth was achieved.

GP Batteries

Turnover for Q3 was S$230.8 million, an increase of 2.8% over the corresponding quarter of last year. The consolidated net loss after taxation and minority interests for the third quarter was S$18.4 million, against a profit of S$13.6 million for the corresponding quarter of last year.

For the YTD period, GP Batteries' turnover was S$671.2 million, an increase of 6.9% over the same period last year. The consolidated net profit after taxation and minority interests decreased by 95.7% to S$1.6 million.

Turnover rose mainly due to the continued increase in sales of Nickel Metal Hydride and Alkaline primary cylindrical batteries. However, the decrease in sales of Nickel Cadmium batteries has lowered the overall growth in turnover.

Gross profit margin decreased mainly due to raw material costs, especially Nickel and Cobalt, continued to remain at high levels compared to the previous corresponding period.

During Q3, exceptional losses of S$17.9 million was provided by GP Batteries for the Danionics project, which included provisions made for an advance of S$13.6 million as well as a S$4.3 million guarantee issued to Nordea Bank A/S, as announced by GP Batteries on December 29, 2004. GP Batteries also incurred an additional S$2.5 million exceptional expenses in relation to the Cadmium issue in its two plants in Huizhou, China during Q3 for the compensation, medical and hospital expenses of those workers affected.

PROSPECTS

The global economy continues to be volatile. Oil prices and commodity prices continue to be unstable and interest rates have been rising. The sales outlook for the Electronics Business remains positive for the rest of the financial year. However, volatile material prices will continue to affect the profit margin of some of GP Industries Group's products. The financial austerity programme implemented by the Chinese Government will continue to affect GP Industries Group's sales and profit contribution from the China market.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Victor Lo Chung Wing (Chairman & Chief Executive), Mr. Andrew Ng Sung On (Vice Chairman), Mr. Kevin Lo Chung Ping, Mr. Paul Lo Chung Wai, Mr. Leung Pak Chuen, Mr. Richard Ku Yuk Hing, Mr. Andrew Chuang Siu Leung, Mr. Chau Kwok Wai and Mr. Raymond Wong Wai Kan as Executive Directors, Mr. Vincent Cheung Ting Kau as Non-Executive Director and Mr. John Lo Siew Kiong, Mr. Lui Ming Wah and Mr. Frank Chan Chi Chung as Independent Non-Executive Directors.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, February 2, 2005

www.goldpeak.com


40
GOLD
PEAK


RECEIVED
2005 FEB -8
GP INDUSTRIES

GP Industries Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No. 199502128C

Interested Person Transactions

The Board of Directors of GP Industries Limited (the "Company") would like to advise that pursuant to the shareholders' mandate on interested person transactions approved by the shareholders at the Annual General Meeting held on 30 July 2004, the interested person transactions entered into by the Company during the financial period from 1 April 2004 to 31 December 2004 are as follows:

Name of interested person	Aggregate value of all interested person transactions during the financial period under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)		Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Purchases:				
Xuzhou Jinbao Magnetic Material Co Ltd	-	-	468	364
LTK Industries Limited and its subsidiaries	-	-	865	716
Licence fee expense:				
KH Technology Inc. (1)	783	700	-	-
Sales:				
Onkyo China Limited	-	-	266	819
KEF America, Inc.	-	-	4,007	10,751
Cotco International Ltd	-	-	268	673
Cotco Luminant Device Ltd	-	-	118	63
Rental expenses:				
Makinen Properties Ltd (2)	-	332	-	-
International Resolute Co. Ltd./Peak Power Investment Ltd	354	359	-	-
Others:				
Ever Fortune Limited: Purchase of 28% interest in KEF America, Inc. (3)	769	-	-	-

(1) The licence fee was paid and payable pursuant to a Master Patent Licence Agreement approved by the shareholders during an Extraordinary General Meeting of the Company held on 10 December 1997.

(2) The rental expense was paid pursuant to a lease agreement approved by the shareholders during an Extraordinary General Meeting of the Company held on 10 December 1997.

(3) Details of the transaction have been announced on 28 September 2004.

BY ORDER OF THE BOARD

Tan San-Ju
Company Secretary
2 February 2005


Member
Gold Peak Group